Exhibit 12.1

Compaq Computer Corp.
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Three months	Six months
	Ended	Ended		Year Ended
	June 30,	June 30,				December 31,
	2000	2000	1999		1998		1997	1996	1995

Fixed Charges

Interest expensed and capitalized	73	130	148		167		171	114	101

Interest element of rentals	30	61	93		68		45	42	41

Preferred dividends of a consolidated subsidiary(1)	—	—	15		19		—	—	—

Total Fixed Charges	103	191	256		254		216	156	142

Earnings

Income (loss) before provision for income taxes	569	1,047	934		(2,662)		2,758	1,883	1,326

Loss from equity investees	17	46	52		—		—	—	—

Fixed charges less interest capitalized	103	191	256		253		213	148	135

Amortization of interest capitalized	—	1	3		2		2	1	—

Total Earnings	689	1,285	1,245		(2,407)		2,973	2,032	1,461

Ratio of Earnings to Fixed Charges	6.7	6.7	4.9	(2)	N/A	(3)	13.8	13.0	10.3

(1)	Represents preferred stock acquired in 1998 in connection with the acquisition of Digital Equipment Corporation (“Digital”). The preferred stock was redeemed in April 1999.

(2)	Excluding the $1.2 billion gain on sale of businesses and the $868 million charge for restructuring and related charges, the ratio of earnings to fixed charges was 3.6.

(3)	Earnings were inadequate to cover fixed charges in 1998 by approximately $2.7 billion. Excluding the $3.2 billion charge associated with purchased in-process technology related to the acquisition of Digital and the $393 million charge for restructuring and related charges, the ratio of earnings to fixed charges was 4.7.